VIA EDGAR

January 21, 2014

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:                    H. Roger Schwall

Assistant Director, Natural Resources

Re:                             Sundance Energy Australia Limited

Registration Statement on Form F-1

Filed December 19, 2013

File No. 333-192953

Dear Mr. Schwall:

Set forth below are the responses of Sundance Energy Australia Limited (the “Company,” “we,” “us” or “our”) to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated January 15, 2014, with respect to the Company’s registration statement on Form F-1 that was filed with the Commission on December 19, 2013 (the “Registration Statement”).

Concurrently with the submission of this letter, we have filed through EDGAR Amendment No. 1 to the Registration Statement (the “Amendment No. 1”).  At the request of the Staff, five marked copies of Amendment No. 1 will be hand delivered to you to show all changes made to the Registration Statement.

For your convenience, each response below is prefaced by the exact text of the Staff’s corresponding comment in bold text.  All references to page numbers and captions correspond to Amendment No. 1, unless otherwise indicated.

633 17th Street Suite 1950 Denver, CO 80202 303.543.5700 [o] 303.543.5701 [f] www.sundanceenergy.net	32 Beulah Road Norwood SA 5067 Australia +61 8 8363 0388 [o] +61 881320766 [f] www.sundanceenergy.com.au ACN 112202 883

Registration Statement on Form F-1 Filed December 19, 2013

Prospectus Summary, page 1

Overview, page 1

1.                                      We note footnote 2 is appended to the column entitled “Probable/Possible Drilling Locations” in the table presented on page 4 and elsewhere on page 80; whereas, the referenced Netherland, Sewell & Associates, Inc. reserves report (Exhibit 99.4) does not disclose information relating to probable and/or possible reserves as of June 30, 2013. In this regard, we also note the disclosure on page 7 and elsewhere on page 84 under the section “Extensive, Multi-Year Drilling Inventor” appears to reference certain probable and possible drilling locations identified in the report (Exhibit 99.4). Please revise the disclosures in the Registration Statement to ensure consistency with the information disclosed in the Netherland, Sewell & Associates, Inc. reserve report as of June 30, 2013 (Exhibit 99.4).

Response:  We have revised our disclosure as requested by the Staff.  Please see pages 4, 7, 80 and 84.

Summary Reserve and Operations Data, page 17

2.                                      As it relates to your Phoenix prospect, please revise to provide the following:

i.                 Within the table of estimated proved reserves on page 17, provide a separate column presenting pro forma proved developed and undeveloped reserves as of June 30, 2013 giving effect to the divestiture, and

ii.             Within the table of operations data on page 18, disclose the net sales volumes associated with the Phoenix prospect for each category disclosed for the nine month period ended September 30, 2013.

Response:  We have revised our disclosure as requested by the Staff.  Please see pages 17 and 18 as well as pages 86 and 89.

Operations Data, page 18

3.                                     Further to your response to comment 8 in our letter dated November 14, 2013, please amend the disclosure preceding the table on page 18 to omit the reference to natural gas and liquids.

Response:  We have revised our disclosure as requested by the Staff.  Please see page 18.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 54

Overview, page 54

4.                                      We note your response to comment 13 from our letter to you dated November 14, 2013. Expand note (1) on page 55 to provide a cross-reference to the more detailed disclosure under “Our Competitive Strengths — Operating control of the majority of our asset portfolio.”

Response:  We have revised our disclosure as requested by the Staff.  Please see page 55.

Business, page 78

Our Competitive Strengths, page 84

Operating control over the majority of our asset portfolio, page 84

5.                                      Please revise your discussion of operating control and average working interest as of September 30, 2013 to indicate whether the figures presented reflect the divestiture of the Bakken properties.

Response:   We have revised our disclosure as requested by the Staff.  Please see page 84.

Changes in Certifying Accountant, page 149

6.                                      We have read the clarifying language added to your disclosure on page 149 in response to prior comment 24, pertaining to the audit of your 2011 and 2012 financial statements. You indicate that Grant Thornton LLP, the U.S. member firm of Grant Thornton International Ltd., reissued the report originally issued by Grant Thornton South Australian Partnership, prior to its resignation in November 2012. We generally regard a change in audit responsibilities among foreign affiliates a change for which disclosures should be made pursuant to Item 16F of the Form 20-F guidance, applicable by way of Item 4(d) in Form F-1. However, we would like to understand the circumstances under which the reissuance was rendered and the reasons Grant Thornton South Australian Partnership was not directly providing the opinion that you included with your registration statement. In addition, please (i) describe the respective roles of the two offices involved in the issuance and reissuance of the audit opinion pertaining to your 2011 and 2012 financial statements, (ii) identify any periods during which Grant Thornton South Australian Partnership was registered with the PCAOB, and (iii) explain the rationale if there has been a change in identifying Grant Thornton LLP as the principal auditor rather than Grant Thornton South Australian Partnership. Please consult with your prior auditors as necessary to address this comment.

Response: Please understand that Grant Thornton LLP did not “re-issue” any report previously issued by Grant Thornton South Australian Partnership. The word “re-issue”

was used in error.  To clarify our prior response, below is the summarized chain of events regarding our independent accountants:

•                  Through November 2012, Grant Thornton South Australian Partnership was our independent auditor that opined on our consolidated financial statements as of June 30, 2012 and 2011 and each of the years then ended.  Their audit procedures relative to their audit opinions dated September 28, 2012 and 2011 were conducted in accordance with Australian Auditing Standards. Grant Thornton LLP (U.S.) performed some supporting work for this audit, again, under Australian Auditing Standards.

•                  On December 14, 2012, Ernst & Young (Australia) was appointed as independent auditor to audit our consolidated financial statements for the period ended December 31, 2012.

•                  In June 2013, in contemplation of our filing of a registration statement with the SEC on Form F-1, we contacted Grant Thornton South Australian Partnership regarding their ability to perform audit work to issue an audit report for an audit performed under the standards of the U.S. PCAOB. However, for various reasons, Grant Thornton South Australian Partnership was unable to perform such procedures or be otherwise associated with this Form F-1.

•                  Once it was determined that Grant Thornton South Australian Partnership was unable to issue the audit report required for our filing in the United States, because of the prior association with Grant Thornton LLP (U.S.) and the significant concentration of operations in the U.S. for our fiscal years ended June 30, 2012 and 2011, we contacted Grant Thornton LLP (U.S.) regarding these periods.  We were able to engage Grant Thornton LLP (U.S.) to re-audit those fiscal years and issue a report in accordance with PCAOB standards. On July 18, 2013, Grant Thornton LLP (U.S.) was formally engaged to re-audit fiscal years 2012 and 2011.  They completed their work and issued the corresponding audit opinion (included in our filings on Form F-1) on October 18, 2013. Grant Thornton South Australian Partnership was in no way involved with the re-audit (audit work performed or reports issued by Grant Thornton LLP).

Accordingly, what we were trying to convey previously was that the change in auditors was from Grant Thornton South Australian Partnership directly to Ernst & Young (Australia). However, we were not clear about the role of Grant Thornton LLP (U.S.) who later re-audited our financial statements for fiscal years ended June 30, 2012 and 2011 in accordance with PCAOB standards.  They did not “re-issue” any report previously issued by Grant Thornton South Australia Partnership or otherwise use the work performed by that firm under Australian Auditing Standards. The use of “re-issue” was at error in our prior F-1 and is corrected, as well as adding other clarifying disclosures, on page 150 of Amendment No. 1 to Form F-1.

The change in audit responsibilities was not the result of any disagreement between either of the two Grant Thornton firms and the Company, nor was it the result of any other contentious matter.

7.                                      In accordance with the requirements of Item 16F(a)(3) of Form 20-F, please provide a letter from Grant Thornton South Australian Partnership stating whether they agree with the statements made in this disclosure, and, if applicable, stating the respects in which they do not agree.

Response: We have filed the letter from Grant Thornton South Australian Partnership as Exhibit 16.1. Further, we have filed a similar letter from Grant Thornton LLP (U.S.) as Exhibit 16.2.

Sundance Energy Australia Limited

Unaudited Pro Forma Condensed Consolidated Financial Statements

Note 1 - Supplemental Pro Forma Oil and Gas Disclosures, page F-8

Estimated Net Quantities of Proved Oil and Gas Reserves, page F-8

8.                                      Please correct the horizontal summation error for pro forma consolidated total barrels of oil equivalent for Proved Developed and Undeveloped reserves.

Response:  We corrected the horizontal summation error for the pro forma consolidated total barrels of oil equivalent for Proved Developed and Undeveloped reserves as requested by the Staff.  Please see page F-8.

Consolidated Financial Statements for September 30, 2013 and the Nine-Month Period Then Ended (Unaudited)

Note 5 - Assets Held for Sale, page F-18

9.                                      We note that all of your Bakken properties are classified as held for sale as of September 30, 2013. Please explain to us why you have not presented the results related to these properties as discontinued operations under IFRS 5.

Response:  We advise the Staff that our Bakken properties are not discontinued operations, as defined by IFRS 5.  The Bakken properties are neither a separate major (i) line of business nor (ii) geographical area of operations.  As of the date of this letter and as of September 30, 2013, we only have one major (i) line of business, which is the exploration, development and production of onshore oil and natural gas resources and (ii) geographical area, which is North America.

Consolidated Financial Statements for June 30, 2012 and 2011 and the Years Then Ended

Note 1 - Statement of Significant Accounting Policies, page F-83

Estimates of Reserve Quantities, page F-90

10.                               Please amend the Registration Statement to reconcile the disclosure on page F-90 with the comparable disclosure provided on page F-36.

Response:  We have revised our disclosure as requested by the Staff.  Please see page F-90.

Note 31 - Unaudited Supplemental Oil and Gas Disclosures, page F-114

11.                               We acknowledge your response to comment 31 in our letter dated November 14, 2013; however, we re-issue our comment in part relating to the revised disclosure provided on page F-115.  Please expand your disclosure to provide an explanation for the significant changes due to the revisions of previous estimates for the period ending June 30, 2011.

Response:  We have revised our disclosure as requested by the Staff.  Please see page F-115.

12.                               Regarding your response to comment 34 in our letter dated November 14, 2013, please expand your disclosure to clarify who prepared the reserves estimates disclosed on page F-115 as June 30, 2010.

Response: We have revised our disclosure as requested by the Staff.  Please see page F-114.

Armadillo Petroleum Ltd (Formerly Texon Petroleum Ltd)

Consolidated Financial Statements for December 31, 2012 and the Year Then Ended

Note 31 - Unaudited Supplemental Oil and Gas Disclosures, page F-156

13.                               Regarding your response to comment 36 in our letter dated November 14, 2013, please expand your disclosure to clarify who prepared the reserves estimates and information used in the computation of the standardized measure disclosed on pages F-157 and F-158, respectively.

Response:  We have revised our disclosure as requested by the Staff.  Please see page F-156.

* * * * *

If you have any questions with respect to the foregoing responses or require further information, please contact the undersigned at (303) 543-5700 or William D. Davis II of Baker & McKenzie LLP at (713) 427-5000.

Very truly yours,

SUNDANCE ENERGY AUSTRALIA LIMITED

By:	/s/ Eric P. McCrady
Name:	Eric P. McCrady
Title:	Chief Executive Officer

cc:	Michael Fay (Securities and Exchange Commission)
Mark Wojciechowski (Securities and Exchange Commission)
John Hodgin (Securities and Exchange Commission)
Paul Monsour (Securities and Exchange Commission)
Cathy Anderson (Sundance Energy Australia Limited)
William D. Davis II (Baker & McKenzie LLP)
Andrew S. Reilly (Baker & McKenzie LLP)
David S. Bakst (Mayer Brown LLP)
Kirk Tucker (Mayer Brown LLP)